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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                           AMENDMENT NO. 13
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934



                             CONRAIL INC.

                       (Name of Subject Company)



                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)



                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)



  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)



                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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



                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996, November 8, 1996, November 13, 1996, November 18, 1996, November 20, 1996,
November 21, 1996, November 26, 1996, December 3, 1996, December 6, 1996, December 12, 1996, December 20, 1996 and January 3, 1997 (as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk
Schedule 14D-9.


Item 8. Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

     On January 9, 1997, the United States District Court for the Eastern District of Pennsylvania denied the motions of Norfolk and the shareholder-plaintiffs for a preliminary injunction to invalidate the Exclusivity Period and to enjoin the shareholder vote scheduled for January 17, 1997, and the motion for summary judgment that CSX and Conrail's directors and executive officers had together violated the provisions of Subchapter 25E. On January 9, 1997, Conrail and CSX issued a joint press release relating to the United States District Court decision. A copy of the United States District Court's decision and the joint press release relating thereto are attached hereto as Exhibits (c)(11) and (a)(20), are incorporated herein by reference and qualify the foregoing summary in its entirety.

     On January 9, 1997, the STB issued a decision rejecting as premature and unwarranted at this time Norfolk's petition challenging the extension of the Exclusivity Period to December 31, 1998. The text of the STB decision is attached hereto as Exhibit (c)(12), is incorporated herein by reference and qualified the foregoing summary in its entirety.

     CSX has filed with the Securities and Exchange Commission a Registration Statement on Form S-4


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(Registration No. 333-19523) containing a Joint Proxy
Statement/Prospectus relating to the special meetings of shareholders with respect to the Merger, which includes, among other things, pro forma financial statements and notes thereto relating to the CSX
Transactions.

     On January 7, 1997, Norfolk announced that it extended the Norfolk Offer until midnight on January 24, 1997.


Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(20) Text of joint press release issued by Conrail and CSX on January 9, 1997 (incorporated by reference to Exhibit (a)(16) to the Second CSX 14D-9).

     (c)(11) Text of opinion of Judge Donald VanArtsdalen of the United States District Court for the Eastern District of Pennsylvania as delivered from the bench on January 9, 1997 (incorporated by reference to Exhibit (c)(12) to the Second CSX 14D-9)

     (c)(12) Text of STB Decision No. 5 of STB Finance Docket No. 33220 dated January 8, 1997 (incorporated by reference to Exhibit (c)(12) to the Second CSX 14D-9).



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                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CONRAIL INC.



                             By  /s/ Timothy T. O'Toole
                                 ----------------------
                                 Name:  Timothy T. O'Toole
                                 Title: Senior Vice President--Finance


Dated as of January 10, 1997


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                            EXHIBIT INDEX

Exhibit                     Description                         Page No.
-------                     -----------                         --------

*(a)(1) Text of press release issued by Conrail dated October 23, 1996 (incorporated by reference to Exhibit (a)(9) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Conrail Inc. dated October 16, 1996, as amended (the "CSX
            14D-9"))...........................................

*(a)(2)     Text of press release issued by Norfolk, dated
            October 23, 1996 (incorporated by reference to
            Exhibit (a)(8) to the CSX 14D-9)...................

*(a)(3)     Text of press release issued by Conrail and CSX
            dated November 6, 1996.............................

*(a)(4)     Letter to shareholders of Conrail dated November
            6, 1996............................................

*(a)(5)     Text of press release issued by Conrail, dated
            November 7, 1996 (incorporated by reference to
            Exhibit (a)(16) to the CSX 14D-9)..................

*(a)(6)     Text of press release issued by Conrail, dated
            November 7, 1996 (incorporated by reference to
            Exhibit (a)(17) to the CSX 14D-9)..................

*(a)(7)     Text of press release issued by Conrail, dated
            November 8, 1996 (incorporated by reference to
            Exhibit (a)(18) to the CSX 14D-9)..................

*(a)(8)     Text of press release issued by Conrail and CSX,
            dated November 13, 1996 (incorporated by reference
            to Exhibit (a)(19) to the CSX 14D-9)...............

*(a)(9)     Text of press release issued by Conrail and CSX
            dated November 19, 1996 (incorporated by reference
            to Exhibit (a)(20) to the CSX 14D-9)...............

*(a)(10)    Text of press release issued by Conrail and CSX
            dated November 20, 1996 (incorporated by reference
            to Exhibit (a)(21) to the CSX 14D-9)...............




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Exhibit                     Description                         Page No.
-------                     -----------                         --------

*(a)(11)    Text of press release issued by CSX dated November
            21, 1996 (incorporated by reference to Exhibit
            (a)(22) to the CSX 14D-9)..........................

*(a)(12)    Text of press release issued by Conrail, dated
            November 25, 1996..................................

*(a)(13)    Text of press release issued by CSX, dated
            November 26, 1996 (incorporated by reference to
            Exhibit (a)(23) to the CSX 14D-9)..................

*(a)(14)    Text of press release issued by Conrail and CSX
            dated December 5, 1996.............................

*(a)(15) Text of press release issued by Conrail and CSX dated December 10, 1996 (incorporated by reference to Exhibit (a)(8) to the Solicitation/ Recommendation Statement on Schedule 14D-9 of Conrail dated December 6, 1996, as amended, relating to the second tender offer by CSX (the
            "Second CSX 14D-9"))...............................

*(a)(16)    Text of press release issued by CSX and Conrail
            dated December 19, 1996 (incorporated by reference
            to Exhibit (a)(12) to the Second CSX 14D-9)........

*(a)(17)    Text of press release issued by Conrail dated
            December 20, 1996 (incorporated by reference to
            Exhibit (a)(13) to the Second CSX 14D-9)...........

*(a)(18) Text of joint advertisement published by Conrail and CSX on December 10, 1996 (incorporated by reference to Exhibit (a)(14) to the Second CSX
            14D-9).............................................

*(a)(19) Text of joint advertisement published by Conrail and CSX on December 12, 1996 (incorporated by reference to Exhibit (a)(15) to the Second CSX
            14D-9).............................................

 (a)(20)    Text of joint press release issued by Conrail and
            CSX on January 9, 1997 (incorporated by reference
            to Exhibit (a)(16) to the Second CSX 14D-9)........

 (b)        Not applicable.....................................




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Exhibit                     Description                         Page No.
-------                     -----------                         --------

*(c)(1)     Pages 4-5 and 9-14 of Conrail's Proxy Statement
            dated April 3, 1996 (incorporated by reference
            to Exhibit (c)(7) to the CSX 14D-9)................

*(c)(2)     Employment Agreement of Mr. David M. LeVan dated
            as of October 14, 1996 (incorporated by
            reference to Exhibit (c)(5) to the CSX 14D-9)......

*(c)(3)     Change of Control Agreement of Mr. David M.
            LeVan dated as of October 14, 1996 (incorporated
            by reference to Exhibit (c)(6) to the CSX
            14D-9).............................................

*(c)(4)     First Amended Complaint in Norfolk Southern et
            al. v. Conrail Inc., et al., No. 96-CV-7167,
            filed on October 28, 1996 in the United States
            District Court for the Eastern District of
            Pennsylvania (incorporated by reference to
            Exhibit (c)(9) to the CSX 14D-9)...................

*(c)(5)     Second Amended Complaint in Norfolk Southern et.
            al. v. Conrail Inc., et al., No. 96-CV-7167,
            filed on November 15, 1996 in the United States
            District Court for the Eastern District of
            Pennsylvania (incorporated by reference to
            Exhibit (c)(12) to the CSX 14D-9)..................

*(c)(6)     Text of opinion of Judge Donald VanArtsdalen of
            the United States District Court for the Eastern District of Pennsylvania as delivered from the bench on November 20, 1996.........................

*(c)(7)     Conrail's Definitive Proxy Statement, dated
            November 25, 1996..................................

*(c)(8) Answer and Defenses of Conrail, CSX and the individual defendants to Second Amended
            Complaint, and Counterclaim of Conrail and CSX
            in Norfolk Southern et al. v. Conrail Inc. et
            al., filed on December 5, 1996, in the United States District Court for the Eastern District
            of Pennsylvania....................................



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Exhibit                     Description                         Page No.
-------                     -----------                         --------

*(c)(9) Second Amendment to Agreement and Plan of Merger dated as of December 18, 1996, (incorporated by reference to Exhibit (c)(10) to the Second CSX
            14D-9).............................................

*(c)(10)    Form of Amended and Restated Voting Trust
            Agreement (incorporated by reference to Exhibit
            (c)(11) to the Second CSX 14D-9)...................

(c)(11)     Text of opinion of Judge Donald VanArtsdalen of
            the United States District Court for the Eastern District of Pennsylvania as delivered from the bench on January 9, 1997 (incorporated by reference to Exhibit (c)(12) to the Second CSX
            14D-9).............................................

(c)(12) Text of STB Decision No. 5 of STB Finance Docket No. 33220 dated January 8, 1997 (incorporated by reference to Exhibit (c)(13) to the Second CSX
            14D-9).............................................


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* Previously filed